Exhibit 99.1

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is December 30, 2013

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: December 30, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) reports on production and toll milling for November and up-dates on December operations.

5. Full Description of Material Change

The Company announces November toll milling and production update for the Company’s three wholly-owned Jerritt Canyon gold mines and processing plant in Elko County, Nevada. Jerritt Canyon is operated by Veris Gold USA Inc. (“Veris USA”), a wholly-owned subsidiary of the Company.

Overall Operational Report

During the month of November the plant processed 110,378 tons, averaging over 3,600 tons through the roasters per operating day resulting in the production of over 8,300 ounces of gold from Jerritt Canyon ore and over 3,400 ounces of gold from third party ore. The operations achieved an average recovery of 86% from Jerritt Canyon ore for the month, continuing to demonstrate significant improvements over recoveries achieved earlier in the year.

Mr. François Marland, President and CEO of Veris commented, "I’m very pleased with our results this month, considering that we toll-milled third party ore for approximately 43% of the month of November. This clearly demonstrates the continued optimization of the Company’s assets and we look forward to updating our shareholders on further progress in the near future.”

Graham Dickson, COO, stated, “November proved to be another productive and successful month for the Company. All of the Department spending at the Jerritt Canyon operations is currently being reviewed in order to sustain lower cash costs.”

Mine Production

In November the SSX-Steer Mine produced over 23,000 tons containing an estimated 4,400 ounces of gold, averaging just over 760 tons per day. This is an increase of approximately 15% in tons produced compared to the 20,000 tons of production reported last month. Management is committed to making the necessary adjustments to ensure that the mine returns to estimated targeted production of 1,000 tons per day at SSX-Steer. To assist with the mine’s production, the Company recently hired a Chief Mining Engineer to enhance the teams’ skill set and purchased a second underground reverse circulation drill to assist with mine development.

The Smith Mine produced over 51,000 tons containing an estimated 7,500 ounces of gold averaging over 1,700 tons per day for the month of November (0.17 ounces per ton average for high grade ore.) Included in this production is 14,900 tons of lower grade material averaging 0.09 ounces per ton that the Company will stockpile at the roaster facility.

At Starvation Canyon, an estimated 31,000 tons were mined in November containing an estimated 7,600 ounces of gold (0.244 ounces per ton) for an estimated average of over 1,000 tons per day. Starvation Canyon continues to achieve above targeted tonnage rates and deliver beyond the Company’s expectations.

Processing Plant

The Jerritt Canyon Mill processed a total of over 59,500 tons of Jerritt Canyon ore in November, averaging over 3,800 tons per operating day and operated at over 5,000 tons per day for several days. Recovery rates averaged 86% during the month with an average processed grade of 0.16 ounces per ton.

Toll Milling

The Company toll-milled ore for Newmont USA Limited over a 14 day period during the latter part of November and on the first day of December. A total of 50,800 tons of Newmont ore were processed at the Jerritt Canyon mill during this time, thus achieving an overall average of over 3,600 tons per day. The Company continues to target additional toll milling agreements for 2014.

December Operational Update:

Operations at the Company’s Jerritt Canyon mill have been temporarily interrupted due to an electrical fire that took place in the primary crushing building on December 19, 2013.

The primary crushing circuit is currently being repaired and operations are expected to be back on-line in early January. The Company informed a number of Jerritt Canyon employees whom are not critical to the ongoing operations of a temporary work schedule reduction on December 24, 2013; employees are expected to re-commence regular working shifts on January 2, 2014.

Due to the temporary interruption of operations, the Company has revised its year-end production guidance to 138,000 ounces from 145,000 ounces of gold.

Quality Control

Assaying of all mine production samples were conducted by the Jerritt Canyon lab using standard fire assay techniques. The company’s 2013 Quality Assurance and Quality Control protocols are documented in the most recent NI 43-101 Technical Report available on Sedar or at the Company’s website.

The information in this news release was compiled and reviewed by William Hofer, B.Sc., General Manager, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 8th day of January, 2014.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO

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